Exhibit 99.1

PEPCO HOLDINGS, INC.

		For the Year Ended December 31,
	Nine Months Ended September 30, 2014	2013	2012	2011	2010	2009
	(millions of dollars)

Earnings
Net income from continuing operations	$207	$110	$218	$222	$91	$163
Preferred stock dividend	—	—	—	—	—	—
(Income) or loss from equity investees	—	(2)	(1)	3	1	(2)
Minority interest loss	—	—	—	—	—	—
Income tax expense (benefit) related to continuing operations	125	319	103	114	(14)	80

Pre-tax income for common stock	332	427	320	339	78	241
Add: Fixed charges*	223	301	286	275	312	332
Add: Distributed income of equity investees	—	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Earnings	$555	$728	$606	$614	$390	$573

*Fixed Charges
Interest on long-term debt	$197	$265	$249	$239	$269	$286
Interest capitalized	—	—	—	—	—	—
Other interest	—	—	—	—	—	—
Amortization of debt discount, premium, and expense	9	14	16	14	21	23
Interest component of rentals	17	22	21	22	22	23
Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Fixed charges	$223	$301	$286	$275	$312	$332

Ratio of earnings to fixed charges (a)	2.49	2.42	2.12	2.23	1.25	1.73

(a)	Pepco Holdings, Inc. issued certain preferred equity securities in the second quarter of 2014 that are excluded from equity since the securities contain conditions for redemption that are not solely within the control of PHI. The cumulative and unpaid dividends associated with the preferred equity securities, which were immaterial for the nine months ended September 30, 2014, are included in fixed charges as a component of interest on long-term debt. Accordingly, the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.